SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:                                                        MELLON OPTIMA L/S STRATEGY FUND, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Boston Place
024-0071
Boston, Massachusetts 02108

Telephone Number (including area code): 617-722-7000

Name and address of agent for service of process:

Terry Sylvester Charron
c/o Mellon Hedge Advisors, LLC
One Boston Place
024-0071
Boston, MA 02108

Copies to:

Stuart H. Coleman, Esq. Gary L. Granik, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, New York 10038	Christopher P. Harvey, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes /X/      No /   /

SIGNATURE

           Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 29th day of December, 2004.

MELLON OPTIMA L/S STRATEGY FUND, LLC By: /s/ Patrick J. Sheppard Name: Patrick J. Sheppard Title: Authorized Signatory